# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMG Pantheon Infrastructure Fund, LLC, CIK 0002046200
CUSIP: 03116R105
Title of class of securities: Class S units of beneficial interest
Address of issuer's principal executive offices: 680 Washington Blvd., Suite 500, Stamford, Connecticut (CT), 06901
Date of event which requires filing of this statement: 04/01/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002097963
Persons authorized to receive notices and communications: Ronald Zazworsky, Jr., One Buckhead Plaza, 3060 Peachtree Road, Suite 1120, Atlanta, Georgia (GA), 30305, 404-419-6130

## Reporting persons
- BlueArc Capital Management, LLC (CIK 0002097963): type of reporting person: investment adviser (IA), parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,613,598.95; sole dispositive power 0; shared dispositive power 8,613,598.95; aggregate amount beneficially owned 8,613,598.95 (21.3% of the class)
- BlueArc Core Alternatives Management, LLC (CIK 0002098163): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,613,598.95; sole dispositive power 0; shared dispositive power 8,613,598.95; aggregate amount beneficially owned 8,613,598.95 (21.3% of the class)
- Pantheon Infrastructure (QP), a series of BlueArc Core Alternatives, LLC (CIK 0002082761): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,661,793.32; sole dispositive power 0; shared dispositive power 6,661,793.32; aggregate amount beneficially owned 6,661,793.32 (16.5% of the class)
- Pantheon Infrastructure (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC (CIK 0002082762): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,951,805.63; sole dispositive power 0; shared dispositive power 1,951,805.63; aggregate amount beneficially owned 1,951,805.63 (4.8% of the class)
- Ronald Zazworsky, Jr. (CIK 0001626970): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 8,613,598.95; sole dispositive power 0; shared dispositive power 8,613,598.95; aggregate amount beneficially owned 8,613,598.95 (21.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class S units of beneficial interest
Name of issuer: AMG Pantheon Infrastructure Fund, LLC
Address of issuer's principal executive offices: 680 Washington Blvd., Suite 500, Stamford, Connecticut (CT), 06901
Comment: The Reporting Persons (as defined below) are filing this joint statement on Schedule 13D because the Reporting Persons' beneficial ownership has exceeded 20%, and pursuant to Rule 13d-1(f), the Reporting Persons are no longer able to continue filing a short-form statement on Schedule 13G under Rule 13d-1(c). As such, this Schedule 13D amends and replaces a Schedule 13G that was previously filed on September 2, 2026. The filing of this Schedule 13D does not reflect a change in the Reporting Persons' purpose or intent in holding the Class S Units (as defined below).

## Item 2. Identity and Background
Name of person filing: This joint statement on Schedule 13G is being filed by (i) Pantheon Infrastructure (QP), a series of BlueArc Core Alternatives, LLC (ii) Pantheon Infrastructure (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC (together with Pantheon Infrastructure (QP), the "Funds"), (iii) BlueArc Core Alternatives Management, LLC, the managing member of BlueArc Core Alternatives, LLC, (iv) BlueArc Capital Management, LLC, the sole member of BlueArc Core Alternatives Management, LLC and the Funds' investment adviser, and (v) Ronald Zazworsky, Jr., the managing director of the Funds and the Chief Executive Officer of BlueArc Core Alternatives Management, LLC and BlueArc Capital Management, LLC (collectively with the Funds, BlueArc Core Alternatives Management, LLC, and BlueArc Capital Management, LLC, the "Reporting Persons").
Residence or business address: The business address of each of the Reporting Persons is One Buckhead Plaza, 3060 Peachtree Road, Suite 1120, Atlanta, GA 30305.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investing in securities.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Funds is a series of a Delaware limited liability company. BlueArc Core Alternatives Management, LLC and BlueArc Capital Management, LLC are Delaware limited liability companies. Mr. Zazworsky is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the subscription agreement by and between Pantheon Infrastructure (QP) and AMG Pantheon Infrastructure Fund, LLC (the "Issuer"), dated April 1, 2026 (the "April 2026 Pantheon Infrastructure (QP) Subscription Agreement"), and the subscription agreement by and between Pantheon Infrastructure (QP) (TE Onshore) and the Issuer, dated April 1, 2026 (the "April 2026 Pantheon Infrastructure (QP) (TE Onshore) Subscription Agreement" and collectively with the April 2026 Pantheon Infrastructure (QP) Subscription Agreement, the "April 2026 Subscription Agreements"), the Reporting Persons acquired Class S Units of beneficial interest of the Issuer (the "Class S Units") on April 1, 2026 at a purchase price of $10.87 per Class S Unit (the "Current Acquisition").

The purchase price paid by Pantheon Infrastructure (QP) in the Current Acquisition was $31,127,494.40. The source of the funds used by Pantheon Infrastructure (QP) to acquire the Class S Units consisted of its working capital and fund assets, including capital contributions made by its members.

The purchase price paid by Pantheon Infrastructure (QP) (TE Onshore) in the Current Acquisition was $8,872,505.59. The source of the funds used by Pantheon Infrastructure (QP) (TE Onshore) to acquire the Class S Units consisted of its working capital and fund assets, including capital contributions made by its members.

Accordingly, the aggregate purchase price paid for the Current Acquisition pursuant to the April 2026 Subscription Agreements was $39,999,999.99.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Class S Units reported herein for passive investment purposes and without the intent to effect any change in management or control of the Issuer.

As of the date of this Schedule 13D, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own the following shares of Class S Units of the Issuer:

(i) BlueArc Capital Management, LLC: 8,613,598.95
(ii) BlueArc Core Alternatives Management, LLC: 8,613,598.95
(iii) Pantheon Infrastructure (QP): 6,661,793.32
(iv) Pantheon Infrastructure (QP) (TE Onshore): 1,951,805.63
(v) Ronald Zazworsky, Jr.: 8,613,598.95

Notwithstanding the inclusion of any security in this Schedule 13D, each of the Reporting Persons expressly disclaims beneficial ownership of any security reported herein, except to the extent of its or his pecuniary interest therein, if any.

The percentages of beneficial ownership reported herein, and on each Reporting Person's cover page to this Schedule 13D, are based on a total of 40,403,739.59 shares of Issuer Class S Units outstanding as of October 24, 2025, as confirmed by the Issuer on August 21, 2026.

(i) BlueArc Capital Management, LLC: 21.3%
(ii) BlueArc Core Alternatives Management, LLC: 21.3%
(iii) Pantheon Infrastructure (QP): 16.5%
(iv) Pantheon Infrastructure (QP) (TE Onshore): 4.8%
(v) Ronald Zazworsky, Jr.: 21.3%
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D, as well as Item 5(a) of this Schedule 13D, for the number of Class S Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Not Applicable
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class S Units beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Initial Subscription Agreement, incorporated herein by reference to Exhibit 99.1 of the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on September 2, 2026 (https://www.sec.gov/Archives/edgar/data/2046200/000110465926104597/tm2624216d5_ex99-1.htm)

Exhibit 99.2 Form of Subscription Agreement for Follow-On Investments, incorporated herein by reference to Exhibit 99.2 of the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on September 2, 2026 (https://www.sec.gov/Archives/edgar/data/2046200/000110465926104597/tm2624216d5_ex99-2.htm)

Exhibit 99.3 Joint Filing Agreement, dated September 2, 2026, by and among the reporting persons, incorporated herein by reference to Exhibit 99.3 of the Schedule 13G filed by the reporting persons with the Securities and Exchange Commission on September 2, 2026 (https://www.sec.gov/Archives/edgar/data/2046200/000110465926104597/tm2624216d5_ex99-3.htm)

## Signatures
- BlueArc Capital Management, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer (09/02/2026)
- BlueArc Core Alternatives Management, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer (09/02/2026)
- Pantheon Infrastructure (QP), a series of BlueArc Core Alternatives, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer of BlueArc Core Alternatives Management, LLC, its managing member (09/02/2026)
- Pantheon Infrastructure (QP) (TE Onshore), a series of BlueArc Core Alternatives, LLC: /s/ Ronald Zazworsky, Jr., Chief Executive Officer of BlueArc Core Alternatives Management, LLC, its managing member (09/02/2026)
- Ronald Zazworsky, Jr.: /s/ Ronald Zazworsky, Jr., Ronald Zazworsky, Jr. (09/02/2026)